Exhbiit 99.2 Press Release

For distribution in the U.S.:

        CHOLESTEROL IN SKIN HELPS IDENTIFY HIDDEN CARDIOVASCULAR DISEASE

ORLANDO, FL (November 10, 2003) - Cholesterol in the skin can provide a useful index of hidden cardiovascular disease, according to new study findings presented today at the American Heart Association Annual Scientific Meeting. Levels of skin cholesterol measured non-invasively by Cholesterol 1,2,3(TM), developed by IMI International Medical Innovations Inc. (Amex:IME, TSX:IMI), correlated with the presence of coronary calcification, which is thought to be predictive of cardiovascular events.

"We found that non-invasive skin cholesterol testing was associated with the presence of coronary artery calcification, independent of serum lipid measures, and may provide a useful marker of subclinical, or hidden, atherosclerosis," said Dr. Brent Norton, IMI President and CEO. "Given this information, skin cholesterol appears to be an effective tool in identifying the presence of early disease."

The data come from a cohort of the Multi-Ethnic Study on Atherosclerosis (MESA), sponsored by the National Heart, Lung and Blood Institute and conducted at Johns Hopkins Bayview Medical Center. Dr. Pamela Ouyang, Associate Professor of Medicine at Johns Hopkins University, is the principal investigator of the skin cholesterol study presented at the AHA meeting - the largest cardiovascular meeting in the world.

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Study results
In the skin cholesterol study cohort, 222 adults with no known cardiovascular disease underwent skin cholesterol testing in addition to electron beam computed tomography (CT scan) for coronary calcium and serum testing to measure total cholesterol, HDL, LDL and triglycerides. Skin cholesterol levels significantly correlated with the presence and severity of coronary artery calcification, independent of serum lipids and lipoproteins in white subjects. The data showed that a 1-standard deviation - approximately 10 points on the skin cholesterol scale - was associated with a 178 per cent increase in the odds of having calcium in the coronary artery.

Skin cholesterol is measured by the Cholesterol 1,2,3 test, a three-minute, non-invasive test that does not require fasting. Two drops of liquid are placed on the patient's palm and react with cholesterol molecules in the skin to generate a color-change reaction. The color is read by a spectrophotometer to provide a numeric result. Data previously published and presented showed that skin cholesterol results are an independent risk factor for cardiovascular disease as defined by both angiography and stress test, and provides new information that can help stratify patients and determine appropriate treatments.

Building awareness
"The skin cholesterol story is becoming more and more compelling, as evidenced by this new relationship with CT scan and coronary calcium," said Dr. Norton. "Today's presentation, combined with a major paper on skin cholesterol that will be published next month in the journal Atherosclerosis, widens the awareness of skin cholesterol testing in the medical community."

IMI's first marketing partner, McNeil Consumer Healthcare, has begun an education campaign to Canadian doctors and today announced that the product will be launched in Canada under the brand name PreVu* coronary heart disease predictor. In the U.S., Cholesterol 1,2,3 is cleared for sale and IMI is currently in discussions with several companies for the rights to market the test to doctors, medical labs and consumers.

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Cardiovascular disease in the U.S.
According to the AHA, cardiovascular disease claimed 39.4 per cent of all deaths or one in every 2.5 deaths in the U.S. in 2000. At least 25 per cent of coronary patients die suddenly or experience a nonfatal myocardial infarction without prior symptoms, so frequent screening with traditional measures layered with novel markers is recommended for both women and men after age 40.

New guidelines from the National Cholesterol Education Program suggest that roughly 101 million Americans are at elevated risk for heart disease and should be managing their risk either through dietary and lifestyle changes or cholesterol-lowering medications.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's lead product is the world's first non-invasive cholesterol test system. IMI is also developing a suite of screening tests for cancer, including ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer, and a new test for early-stage breast cancer. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com